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05036031

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Paragon Drive
(No. and Street)

Montvale	N.J.	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael DePi (201) 476-0029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott Bramley
(Name – *if individual, state last, first, middle name*)

49 Walnut St.	Teaneck	N.J.	07666
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael DePol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Planning Associates, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY SPIVAK
Notary Public, Bergen County, State of NJ
My Commission Expires October 02, 2008

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Reconciliation of Audited Net Capital to Part IIA Focus Report Net Capital

Report on Internal Control Structure

February 25, 2005

Stockholders
Nationwide Planning Associates, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Nationwide Planning Associates, Inc. for the year ended December 31, 2004, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, I have made a study of the practices and procedures followed by the company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17-a-13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of

their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy of such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Stockholder, Securities and Exchange Commission, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Scott Bramley CPA

Scott Bramley, CPA
49 Walnut Street
Teaneck, NJ 07666

Nationwide Planning Associates, Inc.

Financial Statement

December 31, 2004

Scott V. Bramley, CPA
49 Walnut Street
Teaneck, NJ 07666

Independent Auditor's Report

Stockholder
Nationwide Planning Associates, Inc.

I have audited the balance sheets of Nationwide Planning Associates, Inc. as of December 31, 2004, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott V Bramley CPA

Scott V Bramley, CPA

Teaneck, New Jersey
February 25, 2005

Nationwide Planning Associates, Inc.

Balance Sheets

December 31, 2004

ASSETS

CURRENT ASSETS			
Cash	163,818		
Accounts receivable	258,549		
Trading securities	21,000		
Prepaid and other assets	6,088		
Total Current Assets		$	449,455
EQUIPMENT			105,774
OTHER ASSETS			20,000
		$	575,229

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES			
Line of credit		$	32,191
Accounts payable and accrued expenses			189,638
Total Current Liabilities			221,829
STOCKHOLDER'S EQUITY			
Common stock, no par value, 1,000 shares authorized, 100 shares issued	10,100		
Additional paid in capital	106,700		
Retained earnings	236,600		
Total Stockholder's Equity			353,400
		$	575,229

See notes to financial statements

Nationwide Planning Associates, Inc.

Statement of Income

Year Ended December 31, 2004

COMMISSION INCOME	$	2,892,114
EXPENSES (Schedule I)		2,817,902
INCOME FROM OPERATIONS		74,212
OTHER INCOME (EXPENSE)		
Unrealized loss on securities		(15,320)
Realized loss on securities		(6,066)
Interest expense		(457)
NET INCOME	$	52,369

See notes to financial statements

Nationwide Planning Associates, Inc.

Statement of Retained Earnings

Year Ended December 31, 2004

	Common Stock	APIC	Retained Earnings
Retained Earnings, Beginning	$ 10,100	$ 56,700	$ 209,481
Net Income	-	-	52,369
Contributions	-	50,000	-
Distributions	-	-	25,250
Retained Earnings, Ending	$ 10,100	$ 106,700	$ 236,600

See notes to financial statements

Nationwide Planning Associates, Inc.

Statement of Cash Flows

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 52,369	
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	15,104	
Loss on securities	21,386	
Changes in operation assets and liabilities:		
Accounts receivable	(69,567)	
Prepaid expenses	(3,761)	
Other assets	(15,000)	
Accounts payable and accrued expenses	48,883	
Net cash flows from operating activities		$ 49,414
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment	(52,807)	
Proceedes for sales of securities	14,734	
		(38,073)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Advance on Line of credit	32,191	
Contribution	50,000	
Dividends paid	(25,250)	
		56,941
NET CHANGE IN CASH		68,282
CASH, BEGINNING OF YEAR		95,536
CASH, END OF YEAR		$ 163,818

See notes to financial statements

Note 1 **Nature of the Business and Summary of Significant Accounting Policies:**

Nature of the Business - Nationwide Planning Associates, Inc. is a New Jersey Corporation formed during October of 1992. Its principal business activity is selling mutual funds, variable annuities and insurance products in the New York City metropolitan area.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Tax - The Company has elected under Section 1361 of the Internal Revenue code to be taxed as a small business corporation. Under this provision, all earnings and losses of the Company are reported on the federal tax returns of the stockholders. Accordingly, no provisions have been made for federal income taxes. The Company has elected to be taxed as a small business corporation by the state of New Jersey. Earnings and losses of the Company are reported on the state tax returns of the stockholders, the Company is taxed the incremental rate. A provision has been made for the state tax liability.

Trading Securities - Trading securities consist of certain money market funds not classified as Securities available for sale nor as securities to be held to maturity. Unrealized holding gains and losses are included in income.

Revenue recognition - The Company records income from commissions at the date the trade is confirmed by the commissionee.

Equipment - The Company is depreciating the cost of property and equipment used in operations over ten years with the straight line method.

Note 2 The Company's equipment costs and related depreciation at December 31, 2004 is summarized as follows:

		Depreciation Period
Furniture and fixtures	$ 96,224	10 years
Computer equipment	68,525	10 years
	164,749	
Accumulated Depreciation	58,975	
	$ 105,774	

Note 3 *Financial instruments* - The financial instruments of the Company are reported in the statement of financial condition at market value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4 *Other Assets* are summarized as follows:

Deposits	$ 20,000

Note 5 *Employee Benefit Plan* – The Company has a savings incentive match plan for employees of small employers under section 408(p) of the Internal Revenue Code covering all eligible employees. Contributions to the plan were $2,800 for the year ended December 31, 2004

Nationwide Planning Associates

Supplementary Information

Year Ended December 31, 2004

Expenses

Expenses:		
Salaries	$	207,947
Payroll tax		18,397
Employee benefits		28,019
Advertising		2,354
Annual report		50
Automobile		27,675
Commissions		2,290,471
Contributions		200
Data processing		37,552
Depreciation and amortization		15,104
Dues and subscriptions		2,715
Entertainment		5,501
Insurance		24,351
Licensing fees		38,049
Office supplies & expenses		17,985
Pension		2,862
Professional fees		27,754
Rent		36,520
Repairs and maintenance		867
Telephone & answering service		17,564
Utilities		3,436
Miscellaneous		12,529
Total Expenses	$	2,817,902

Schedule II

Nationwide Planning Associates, Inc.

Supplementary Information

Year Ended December 31 2004

Computation of Net Capital Under Rule 15c3 - 1 of the Securities and Exchange Commission

Net Capital:	$ 353,400
Total Stockholder's equity qualified for net capital	
Deductions:	
Non-allowable assets	
Fixed assets	105,774
Other assets	47,088
Total non-allowable assets	152,862
Tentative Net Capital	200,538
Haircuts on securities (pursuant to rule 15c3-1(f))	
Trading and investiment securities	
Money market funds	-
Net Capital	$ 200,538

Schedule III

Nationwide Planning Associates, Inc.

Supplementary Information

Year Ended December 31 2004

Reconciliation of Audited Net Capital to Computation of
Basic Net Capital Requirement under Part IIA of Focus Report

Audited computation of net capital	$ 200,538
Unaudited Part II or Part IIA of Focus Report,	$ 200,538